Filed by Ascena Retail Group, Inc.

Commission File No.: 0-11736

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ANN INC.

Commission File No.: 1-10738

Date: July 10, 2015

Ascena Retail Group, Inc. intends to use the following lender presentation to conduct meetings with prospective term loan lenders.

Lenders Presentation Public Version July 10, 2015

Important Information
In
connection
with
the
proposed
transaction,
ascena
retail
group,
inc.
(“ascena”)
filed
with
the
SEC
a
registration
statement
on Form S-4 that includes a proxy statement of ANN INC. (“ANN”) that also constitutes a prospectus of ascena. Investors and security holders are urged to read the definitive proxy statement / final prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.
Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ascena by contacting ascena Investor Relations at (551) 777-6895, or by e-mail at
ascenainvestorrelations@ascenaretail.com. Investors and security holders may obtain free copies of the documents filed with the SEC by ANN by contacting ANN Investor Relations at (212) 541-3300 ext. 3598, or by e-mail at
investor_relations@anninc.com.
ascena and ANN and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about ascena’s directors and executive officers is available in ascena’s proxy statement for its 2014 Annual Meeting of
Stockholders filed with the SEC on November 3, 2014. Information about directors and executive officers of ANN is available in the proxy statement for the 2015 Annual Meeting of Stockholders of ANN filed with the SEC on April 2, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement / final prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement / final prospectus carefully when it becomes available before making any voting or investment decisions.
You may obtain free final copies of these documents from ascena or ANN using the sources indicated above.
This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as
amended.

Disclaimer

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the
U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ascena and ANN operate and beliefs of and assumptions made by ascena management and ANN management, involve uncertainties that could significantly affect the financial results of ascena or ANN or the combined company.  Words such as
“expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving ascena and ANN, including future financial and operating results, the combined company’s plans, objectives, ratings, expectations and intentions.  All statements that address operating performance, events or developments that we expect or anticipate will occur in the future —
including statements relating to creating value for stockholders, integrating ascena and ANN, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; negative rating agency actions; and those additional risks and factors discussed in reports filed with the SEC by ascena and ANN from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.  Neither ascena nor ANN undertakes any duty to update any forward-looking statements contained herein.
The ascena financial information included herein has been adjusted to exclude certain one-time items such as acquisition-related, integration and restructuring expenses, accelerated depreciation of fixed assets and costs related to inventory purchase accounting adjustments arising from the acquisition of Charming Shoppes, Inc.  ascena believes that all such expenses are not indicative of ascena’s underlying operating performance.  In addition, this presentation makes reference to the financial performance measure of earnings before interest, taxes, depreciation  and amortization, as adjusted for the previously mentioned items (“Adjusted EBITDA”).  ascena considers Adjusted EBITDA to be useful to investors because it believes that it is an important indicator of ascena’s operational strength.  Reference is made to ascena’s Current Report on Form 10-Q for the fiscal quarter ended April 25, 2015 and its Annual Report on Form 10-K for the fiscal year ended July 26, 2014 for a full discussion on the use of Adjusted EBITDA and a reconciliation of adjusted, non-GAAP financial measures to the most directly comparable GAAP financial measures.

Presenters David Jaffe ascena, Chief Executive Officer Robb Giammatteo ascena, Chief Financial Officer Heather Plutino ascena, Treasurer 4

Agenda Transaction Summary Acquisition Rationale ascena Overview ANN Overview Key Credit Highlights Historical Financials Public Q&A 5

Transaction Summary
(1)  Based on the closing price of ascena stock on May 15, 2015.
(2) Please see Adjusted EBITDA reconciliation on page 57 and synergy and cost savings overview on pages 15-16.
On May 17, 2015, ascena
retail group (the “Company” or “ascena”) entered into a definitive agreement to acquire ANN INC. (“ANN”)
—
Upon closing, ANN stockholders will receive $37.34 in cash and 0.68 of a share of ascena common stock
in
exchange
for
each
share
of
ANN
common
stock,
implying
a
total
value
per
share
of
$47.00
(1)
—
Enterprise Value represents 7.7x multiple of ANN’s FY 2014 Adjusted EBITDA excluding total identified cost opportunities and 4.0x FY 2014 Adjusted EBITDA including total identified cost opportunities
(2)
ascena is a leading specialty retailer offering clothing, shoes and accessories for women under the
Justice, Lane Bryant, dressbarn, maurices and Catherines brands
ANN is a leading national specialty retailer of women’s apparel, shoes and accessories, sold primarily under the Ann Taylor and LOFT brands
Upon completion of the acquisition, ascena will be the third largest specialty apparel retail company and the largest focused on women’s apparel, with seven diverse brands that service women of all ages, sizes and demographics
The transaction will be financed with a combination of cash on the balance sheet, debt and stock
—
Funded debt financing will consist of an expected draw of less than $200 million under the
Company’s ABL and a $1.8 billion Senior Secured Term Loan B
The transaction is likely to close in 2H 2015 (expected to be in August)

Transaction Summary
Attractive Credit Profile with Moderate Leverage and Significant Equity Value
(1)
Adjustment reflects $203 million of ANN cash (after conforming adjustments) less $150 million balance sheet cash used. Pro forma cash includes ~$196 million of cash in foreign jurisdictions.
(2)
As of May 15, 2015, consistent with the S-4 filing.
(3)
ascena
Adjusted
EBITDA
based
on
LTM
period
ended
April
25,
2015.
ANN
Adjusted
EBITDA
based
on
LTM
period
ended
May
2,
2015.
Please
see
page
57
for
more
detail.
(4)
Pro forma ANN transaction cost synergies expected to be fully realized by the end of fiscal year 2018. Please refer to pages 15-16 for more detail.
(5)
ANN publicly identified cost savings reflect $50 million in incremental annualized gross margin from sourcing initiatives expected to be realized by December 2017 and $35 million of cost savings from
ANN’s SG&A Optimization Program expected to be realized by December 2016.
With market capitalization of $2.3 billion
(2)
+ $451 million ascena equity issued
(2)
, equity value represents
~60% of total capitalization
Lease adjusted leverage of 3.5x based on 5x combined rent expense of $766 million (per Moody’s new methodology)
Sources and Uses
Sources
Uses
Balance Sheet Cash
(1)
$
150
ANN Equity Purchase Price
$
2,194
ABL Revolver ($600mm)
143
Refinance ascena Revolver
155
Senior Secured Term Loan B
1,800
Change of Control Payments
85
ascena Equity Issued
(2)
451
Transaction and Financing Costs
110
Total Sources
$
2,544
Total Uses
$
2,544
Pro Forma Debt Capitalization as of April 2015
Actual
ascena
Adj.
Pro Forma
Amount
x Adj. EBITDA
Cash and Cash Equivalents
(1)
$
222
$
53
$
275
ABL Revolver ($600mm)
155
(12)
143
Senior Secured Term Loan B
-

1,800
1,800
Total Debt
$
155
$
1,943
2.2
x
Net Debt
$(67)
$
1,668
1.9
x
ascena Adjusted EBITDA
(3)
$
402
ANN  Adjusted EBITDA
(3)
260
Pro Forma ANN Transaction Synergies
(4)
150
ANN Identified Cost Savings
(5)
85
Pro Forma Adjusted EBITDA
$
896

Indicative Terms and Structure
Senior Secured Term Loan B
Terms
Senior Secured Term Loan B
Borrower
ascena
retail group, inc.
(the “Company”)
Security
First priority lien on all assets, except for ABL Collateral, and capital stock held by the Borrower and Guarantors
Second priority lien on all ABL collateral
Guarantors
All existing and future direct or indirect wholly-owned U.S. restricted subsidiaries of the Borrower
Amount
$1,800 million
Maturity
7 years
Indicative Pricing
TBD
Corporate Credit Ratings
Ba2 / BB
Tranche Credit Ratings
Ba2 / BB+
LIBOR Floor
TBD
OID
TBD
Incremental Facility
$700 million general incremental basket, with additional amount subject to closing date secured net leverage
Incremental facility subject to 50 bps MFN; 12 month MFN sunset
Amortization
1% per annum with a bullet at maturity
Financial
Covenants
None
Optional Prepayments
All prepayments at par, except 101 soft call for 6 months
Mandatory
Repayments
100% of Asset Sales and Net Insurance Proceeds, 100% of Non-Permitted Debt Incurrence, 50% of Excess Cash Flow Sweep with step-downs subject to a leverage based grid
Negative Covenants
Usual
and
customary
for
similar
types
of
facilities,
including
incurrence
of
debt,
limitations
on
liens,
fundamental
changes,
distributions,
investments (with exceptions for permitted acquisitions), transactions with affiliates, asset sales, mergers, restricted payments (with a customary “available amount” builder basket), with customary thresholds, exceptions and baskets

Indicative Terms and Structure
Asset-Based Revolving Credit Facility
Terms
ABL Revolving
Credit Facility
Borrower
ascena
retail group, inc.
(the “Company”)
Security
Perfected first priority lien on all receivables, inventory and cash (the “ABL Collateral”)
Second priority lien on all non-ABL Collateral
Guarantors
All existing and future direct or indirect wholly-owned U.S. restricted subsidiaries of the Borrower
Amount
$600 million
Maturity
5 years
Indicative Pricing
L + 125 –
150 bps, based on excess availability
Undrawn
Fee
20 –
25 bps unused fee on undrawn portion of ABL Revolver
Borrowing Base
Substantially similar to the existing Borrowing Base, including:
—
90% of the appraised net orderly liquidation value of eligible inventory (eligible in-transit inventory capped at 30% of Facility), with seasonal step-up to 92.5% for any single 90 day period within any calendar year at the Company’s discretion, plus
—
90% of eligible credit cards receivable, less
—
Customary and appropriate reserves
Incremental Facility
$200 million
L/C
Sublimit
$350 million with $100 million for SLC
Financial
Covenants
Springing Fixed Charge Coverage Ratio of 1.0 to 1.0, triggered when excess availability is less than the greater of (x) 10% of Loan
Limit and (y) $45 million for 3 consecutive business days
Negative
Covenants
Customary for facilities of this type, including limitation on liens, indebtedness, restricted payments, investments, acquisitions and dividends, exceptions to be agreed
Reporting
Financial
Statements:
Quarterly;
Springing
to
monthly
when
availability
is
less
than
the
greater
of
15%
of
Loan
Limit
and
$65
million
(until availability is equal to or greater than the greater of 17.5% of Loan Limit and $75 million for 30 consecutive days)
Borrowing Base: Quarterly; Springing to monthly when loans are outstanding or L/C exposure exceeds $60 million; Springing to weekly if availability less than the greater of $60 million and 12.5% of Loan Limit
Field Exam & Inventory Appraisal: No annual exams and appraisals required if borrowings outstanding and L/Cs are less than 30% of the Facility at all times; 2x per year if Availability is less than the greater of $85 million and 17.5%; otherwise 1x per year

July 2015
S
M
T
W
T
F
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1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
Transaction Timeline
July 14, 2015
Bank meeting
July
28, 2015
Commitments
due
July
29, 2015
Pricing and allocation
Week
of
August
17
th
Expected close of acquisition and financing
Timetable of Events
August 2015
S
M
T
W
T
F
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1
2
3
4
5
6
7
8
9
10
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12
13
14
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24
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31
Bank Holiday
September 2015
S
M
T
W
T
F
S
1
2
3
4
5
6
7
8
9
10
11
12
13
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11

Key Credit Highlights
1
Largest specialty apparel retailer focused exclusively on the female consumer
Strong, well-defined brand equity
Increased diversification provided by a growing portfolio of brands ascena operating model and acquisition experience mitigate integration risk
Recently completed capital investments have created best-in-class shared services platform and improved margins
Experienced management team
2
3
4
5
7
Strong free cash flow generation with a focus on deleveraging
6

Acquisition Rationale

ANN INC.

Justice | LANE BRYANT | maurices | dressbarn | CATHERINES | ANN TAYLOR | LOFT

Price
ANN TAYLOR
LOFT
Justice
LANE BRYANT
maurices
dressbarn
est.1962
CATHERINES

Youthful
Mature
Powerful, Diversified Portfolio of Brands Focused
on Women of all Ages, Sizes and Demographics
Customer
Demographic
Apparel and
accessories
designed to
match the
energetic
lifestyle of
tween girls
Plus-size
fashionable
apparel with a
moderate price
range
Hometown
retailer offering
up-to-date
fashion
including both a
core and plus-
size offering
Career &
casual fashions
for the working
woman
Plus-size
classic apparel
and
accessories for
wear-to-work
and casual
lifestyles
Polished,
modern
feminine
classics for
every
generation of
working women
Modern,
feminine and
versatile
clothing for a
wide range of
women;
focuses on
everyday
fashion
Store Count
997
770
940
830
381
360
674
Pro forma for the acquisition, ascena’s portfolio will have six $1 billion differentiated brands

Creates one of the largest and most diversified specialty apparel retail companies
2
4
Financially compelling transaction
3
Significant synergy value creation
Combination is expected to generate significant cash flow, while both maintaining prudent levels of capital expenditures and enabling rapid deleveraging
Modest leverage with significant equity value representing approximately 60% of pro forma capitalization
Estimated annual cost opportunities of $235 million, including approximately $150 million in ANN transaction synergies and $85 million in ANN identified cost savings
All actions to achieve the transaction synergies are planned to be taken within 24 months after close
Collaboration and shared best practices support greater efficiency / performance
Preeminent specialty apparel retail company focused exclusively on women provides enhanced access to best-
of-breed talent and career opportunities
Over 4,950 stores in North America with $7.4 billion of combined LTM Net Sales and $896 million of combined
LTM
Adjusted
EBITDA
(including
total
identified
cost
opportunities)
(1)
Over 65,000 associates, approximately 96% of whom are women
Highly complementary organizations and management teams
1
Strong fit creates a well-balanced and diversified portfolio of brands with minimal overlap
Leverages ascena’s strong shared-services platform capabilities and infrastructure investment
Leverages ANN’s deep omni-channel knowledge base
Combination of Leading Specialty Apparel Retail
Companies
(1)
Please see Adjusted EBITDA reconciliation on page 57 for more detail.

FY 16
FY 17
FY 18
Non-Merchandise Procurement
Financially Compelling Transaction
$235 Million Total Identified Cost Opportunities
Distribution and
Fulfillment
Transportation
Sourcing
Other
$150 million of identified cost
synergies with all actions to be taken
within 24 months after close and full
amounts realized in third full year after
close
Synergy capture requires
approximately $35-40 million of capital
expenditures
ANN’s Sourcing Initiatives expected to generate at least $50 million in incremental annualized gross margin by December
2017
ANN’s SG&A Optimization Program is expected to generate ongoing annual savings of $35 million by December 2016
$150 million of ANN Transaction Synergies
$85 million of ANN Cost Savings
Note:
July
fiscal
year
end.
$
in
millions.
$10 –
$20
$80 –
$90
$150
Cumulative
Expected
Synergies:

16

Overview of ANN Transaction Synergies
$150 Million of Identified Cost Synergies
Extend existing ascena contract rates across ANN volume
Leverage increased volume at origin to drive full container shipment
Increase packaging productivity through reduced cross dock
Transportation
Leverage scale and consolidate suppliers across multiple areas, including IT support contracts, facilities, marketing collateral, transportation contracts, and general services and supplies
Non-Merchandise
Procurement
Optimize combined supply base and leverage increased scale
Sourcing
Newly
designed,
highly
efficient
D.C.
in
Etna
serving
all
ascena
stores
Newly designed, highly efficient e-commerce facility in Greencastle serving all ascena
e-commerce business
Leverage daily delivery and increased allocation capability across ANN volume
Distribution and
Fulfillment
Other
Elimination of ANN public company costs
Elimination of duplicate functions and roles
Leveraging best practices across functional areas to minimize operating expenses ascena
retail group inc.

ascena
retail group inc.

Justice LANE BRYANT maurices dressbarn CATHERINES

ascena Company Overview

ascena retail group inc.

maurices

CATHERINES

ascena retail group inc.

CSI

LANE BRYANT
CATHERINES

LANE BRYANT

dressbarn

Justice

ANN INC

18

1940s
1960s
1980s
2000
2005
2009
2011
2012
1931:
First maurices
store opens in
Duluth, MN
1983:
DBRN began
trading on NASDAQ
1962: First dressbarn
store opens in
Stamford, CT
1987:  Limited Too (now
Justice) is created by
The Limited, Inc.
2009:
dressbarn
acquires Justice
2005:  dressbarn
acquires maurices
2011:
ascena
retail group, inc.
becomes the successor reporting
company to The Dress Barn, Inc.
2015
2012:  ascena
acquires Charming
Shoppes, Inc.
2015:  ascena
enters into
definitive
agreement to
acquire ANN INC.
1900s
1960: First Catherines
store opens in
Memphis, TN
1900:  First Lane
Bryant store opens
in New York, NY
Corporate History

19

Justice Brand Overview
Pure Play Tween Fashion Specialty Store
Merchandise Mix
997 Store Locations
Offers fashionable apparel to 5-12 year old tween girls in an energetic environment
A market share leader in a $7 billion+ addressable market
Products include hottest tween fashions in jeans, shorts, dresses, skirts and school uniforms
Stores concentrated in high traffic malls and strip centers
Headquartered in New Albany, OH
Malls:
56%
Strips:
22%
Outlets:
11%
Lifestyle Centers:
10%
Apparel
68%
Lifestyle
11%
Accessories
10%
Intimates
8%
Footwear
4%
Core
30%
Fashion
50%
Over the
Top
20%

20
Justice Brand Overview
Brand Strategy and Key Operating Metrics
Strategy
New pricing and promotional cadence focused on
aggressive opening price points and narrow but powerful
category promotions
—
‘Style Buys’ –
everyday low price items with
aggressive ticket prices set equal to the out the door
price of key competitors
—
Frequent, narrow rotating promotional events across
the fashion assortment
—
Fully aligned store and ecommerce channel
promotions, reflecting omni-channel operating
philosophy
Integrated communication strategy around value and trust
Comp
Sales
7.8%
8.2%
3.0%
(3.9) %
N/A
Store
Count
902
942
971
997
997
Operating Income and Margin ($ in millions)
Net Sales ($ in millions)
Transitional Stabilization Activity
In March, Justice hired Brian Lynch, a turnaround veteran
with over 35 years of industry experience at Ann Taylor and
the Gap, to be the new President of Justice
De-risk business through 20%+ reduction in inventory and
accelerate turn rate
Align inventory levels to new promotional strategy
Refine merchandise mix to increase focus on everyday and
core fashion assortment
Reduce level of embellishment to deliver key product
aesthetic (fabric, wash, quality) while reducing product cost
(1)
Operating income includes fully allocated costs.
$1,150
$1,307
$1,407
$1,384
$1,321
FY2011
FY2012
FY2013
FY2014
LTM Apr-15
$ 129
$ 172
$ 188
$ 103
$ 26
11.2%
13.2%
13.4%
7.4%
2.0%
FY2011
FY2012
FY2013
FY2014
LTM Apr-15

(1)

21

Lane Bryant Brand Overview
Plus-Size
Fashionable
Apparel
–
“All
Women
Deserve
Great
Fashion”
Merchandise Mix
770 Store Locations
Caters to women ranging in age from 25 to 45 years old in sizes
14 –
28 through private labels Lane Bryant, Cacique, Livi Active, and 6
th
& Lane as well as designer collaborations
Widely recognized brand name in women’s specialty fashion
Assortment includes intimate apparel, wear-to-work, casual
sportswear, accessories, select footwear and social occasion apparel as well as activewear under its recently launched Livi
Active brand
Stores concentrated in strip centers and high traffic malls
Headquartered in Columbus, OH
Strips:
51%
Malls:
25%
Outlets:
15%
Lifestyle Centers:
8%
Casual
33%
Wear-to-
Work
18%
Emerging
9%
Accessories
6%
Intimates
34%
Fashion
44%
Core
50%
Accessories
6%

22

Lane Bryant Brand Overview
Brand Strategy and Key Operating Metrics
Strategy
Key revenue drivers
—
Omni-channel
—
Activewear (Livi Active) and knits
—
Cacique intimates
Operating leverage opportunities
—
Promotional effectiveness
—
Sourcing / speed
—
Cost structure
Develop new / enhance existing marketing programs
—
Re-anchor brand equity in fashion, fit, and lifestyle
relevance
—
Increase cross-shopping between apparel customers
and Cacique intimates while expanding and acquiring
new customers
Improve fleet productivity through location repositioning
and omni-channel interaction
Operating Income and Margin ($ in millions)
(2)
Comp
Sales
2.9%
1.6%
3.0%
N/A
Store
Count
805
788
771
770
Net Sales ($ in millions)
(1)
(1)
FY
2012
net
sales
represent
full
year
of
sales
of
which
$120
million
is
included
in
ascena
historical
results.
(2)
Operating income includes fully allocated costs.
$1,028
$1,050
$1,080
$1,088
FY2012
FY2013
FY2014
LTM Apr-15
($10)
$(10)
$(3)
$(14)
(8.4)%
(0.9)%
(0.2)%
(1.3)%
FY2012
FY2013
FY2014
LTM Apr-15

23

maurices Brand Overview
Small
Market
Fashion
Destination
–
“Simply
the
Best
Hometown
Specialty
Retailer”
Merchandise Mix
940 Store Locations
Up-to-date casual, career and dressy fashion designed to appeal to females ages 20-35 in missy and plus-size
Net promoter score over 85%
Proprietary label covers casual clothing, career wear, dressy apparel, activewear and accessories
Stores concentrated in smaller and metro fringe markets
(approximately 25,000 to 150,000 people)
Headquartered in Duluth, MN
Strips:
57%
Malls:
36%
Outlets:
5%
Lifestyle Centers:
2%
Casual
Denim
56%
Wear-to
Work
11%
Plus
20%
Accessories
13%
Fashion
64%
Core
26%
Trendy
10%

24

maurices Brand Overview
Brand Strategy and Key Operating Metrics
Strategy
Key revenue drivers
—
Omni-channel
—
PLUS assortment expansion
Operating leverage opportunities
—
Internal sourcing penetration
—
Differentiated product developed by the new
internal design / product development teams
Develop new / enhance existing marketing programs
—
Enhance brand expansion strategy and refine
customer acquisition models
—
Improve prospecting, marketplace expansion, and
search optimization initiatives to drive increased
traffic
Comp
Sales
10.2%
1.6%
2.5%
1.1%
N/A
Store
Count
784
832
877
922
940
Operating
Income
and
Margin
($
in
millions)
(1)
Net Sales ($ in millions)
(1)
Operating income includes fully allocated costs.
(2)
FY 2014 operating income and margin exclude a $13 million impairment charge taken in Q4 2014.
(2)
$776
$853
$918
$971
$1,034
FY2011
FY2012
FY2013
FY2014
LTM Apr-15
$ 105
$ 103
$ 108
$ 102
$ 118
13.5%
12.0%
11.7%
10.5%
11.4%
FY2011
FY2012
FY2013
FY2014
LTM Apr-15

ascena
retail group inc.

WOMAN
DRESSBARN
MISSES
7971

dressbarn est.1962

25

Career
&
Casual
Fashion
for
the
Working
Woman
–
“Inspiring
Women
to
Look
&
Feel
Beautiful”
Merchandise Mix
830 Store Locations
Offers private label and contemporary fashions at great value to women in their mid-30s to mid-50s
Positively trending net promoter scores since 2013
Provides moderate-to-better quality career, special occasion, casual fashion in missy, petites, and plus sizes
Stores located primarily in strip shopping centers in major trading and high-density markets, and in surrounding suburban areas
Headquartered in Mahwah, NJ
dressbarn Brand Overview
Strips:
73%
Outlets:
20%
Malls:
7%
Career
34%
Casual
37%
Dresses
19%
10%
Updated
60%
Classic
25%
Core
15%
Non-Apparel

26

dressbarn Brand Overview
Brand Strategy and Key Operating Metrics
Strategy
Key revenue drivers
—
Omni-channel;  accelerate e-commerce
—
Dresses (DRESSBAR)
—
Knits
—
Casual bottoms
Operating leverage opportunities
—
Internal sourcing penetration
—
Inventory management
—
Design / product development
Develop new / enhance existing marketing programs
—
Leverage DRESSBAR launch
—
Drive engagement and retention through
SMARTgirl targeting
Drive store productivity by optimizing existing fleet and
new prototype roll-out
Comp
Sales
1.6%
3.4%
(2.1) %
(0.8) %
N/A
Store
Count
830
827
826
820
830
Net Sales ($ in millions)
(1)
Operating income includes fully allocated costs.
Operating Income and Margin ($ in millions)
(1)
$987
$1,038
$1,021
$1,022
$1,028
FY2011
FY2012
FY2013
FY2014
LTM Apr-15
$ 68
$ 53
$ 32
$ 39
$ 28
6.9%
5.1%
3.1%
3.9%
2.7%
FY2011
FY2012
FY2013
FY2014
LTM Apr-15

ascena retail group inc.

CATHERINES PLUS SIZES

CATHERINES

27

Catherines Brand Overview
Plus-Size
Classic
Apparel
–
“To
serve
the
lifestyle
and
fit
needs
of
women
size
18+”
Merchandise Mix
381 Store Locations
Carries plus-size apparel for all occasions for customers generally 45 years or older
Known for offering full range of plus sizes (16-
34 and 0X-
5X) and
particularly known for extended sizes (28-
34)
Offers current and updated apparel wardrobe options, covering customers’ casual and wear-to-work needs; also carries a full line of intimate apparel, footwear, and accessories
Retail stores primarily located in strip shopping centers
Headquartered in Bensalem, PA
Strips:
84%
Malls:
14%
Outlets:
1%
Lifestyle Centers:
1%
Updated
60%
Core
25%
Fashion
15%
Casual
52%
Wear-
to-Work
17%
Intimates
15%
Other
16%

28
Catherines Brand Overview
Brand Strategy and Key Operating Metrics
Strategy
Net Sales ($ in millions)
(1)
Key revenue drivers / expanded assortment
—
Activewear
—
Dresses
—
Footwear
—
Black Label
—
Swimwear
Increase engagement through fashion execution and
novelty
Grow and reposition store fleet
Focus marketing activity on direct mail events and
Catherines Cash bounceback coupons
Operating Income and Margin ($ in millions)
(2)
Comp
Sales
10.7%
9.3%
7.5%
N/A
Store
Count
422
397
386
381
(1)
FY
2012
net
sales
represent
full
year
of
sales
of
which
$36
million
is
included
in
ascena
historical
results.
(2)
Operating income includes fully allocated costs.
$304
$319
$332
$345
FY2012
FY2013
FY2014
LTM Apr-15
($4)
$ 17
$ 24
$ 29
(11.1)%
5.3%
7.3%
8.4%
FY2012
FY2013
FY2014
LTM Apr-15

29

Revenue Growth
SSS
Growth
(1)
8%
5%
(3) %
0%
9%
6%
5%
0%
(2) %
N/A
Note: Based on ascena fiscal year ending July.  maurices acquired in January 2005, Justice acquired in November 2009, Lane Bryant and Catherines acquired in June 2012. CAGRs for Lane Bryant and
Catherines based on full year of sales for FY12.  Excludes ANN.
(1)
SSS growth represents store comparable sales.
4.6%
’12-’14 CAGR
2.5%
2.9%
6.7%
(0.7) %
Store
Count
1,339
1,428
1,503
1,559
2,477
2,516
3,828
3,859
3,896
3,918
$876
$935
$888
$906
$982
$987
$1,038
$1,021
$1,022
$1,028
$424
$492
$557
$588
$681
$776
$853
$918
$971
$1,034
$712
$1,150
$1,307
$1,407
$1,384
$1,321
$120
$1,050
$1,080
$1,088
$36
$319
$332
$345
$1,300
$1,427
$1,445
$1,494
$2,375
$2,914
$3,353
$4,715
$4,791
$4,816
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
LTM Apr-15
dressbarn
maurices
Justice
Lane Bryant
Catherines

YTD Apr-15 Penetration
Justice
LANE BRYANT
maurices
dressbarn
CATHERINES

30
E-Commerce Penetration
(1)
E-commerce growth represents growth from YTD April 2014 to YTD April 2015.
10.9%
18.9%
9.6%
4.5%
15.3%
Justice
Lane
Bryant
maurices
dressbarn
Catherines
E-commerce
Growth
(1)
12.5%
14.2%
31.0%
5.4%
19.6%
E-commerce Penetration By Brand
YTD April 2015 full year e-commerce
penetration of 11% is up ~300bp vs. FY
2013 for consolidated ascena
ascena continues to make investments to
enhance its world class omni-channel
capabilities
—
In-store associate ordering system
—
In-house e-commerce fulfillment
—
Customer-facing brand site re-platform
—
Distributed order management

ANN Business Overview

32

Overview of ANN
Fashion
Polished, professional, sophisticated
Stylish, casual, relaxed
LTM Apr Net
Sales
($ in millions)
$ 944
$ 1,596
Store Count
242 full-line
118 factory
360 total
546 full-line
128 outlet
674 total
Note: Store count as of May 2, 2015. LOFT net sales and store count include Lou & Grey. Lou & Grey is an exploratory brand currently being incubated.  More details on Lou & Grey on page 39.

33

ANN Corporate History
1950s
1970s
1990s
2000
2004
2007
2006
2012
1954:  First Ann
Taylor opens in New
Haven, CT
1991:  Ann Taylor goes
public (NYSE: ANN)
and has 220 locations
by the end of the year
1977: Ann Taylor
opens New York City
Flagship on 57
th
street
2000:
AnnTaylor.com
launches
2006:  Ann Taylor
LOFT becomes a
billion dollar brand
2004:
AnnTaylorLOFT.com
launches
2015:  ANN INC.
enters into definitive
agreement to be
acquired by ascena
Retail Group
2015
2012:  Ann Taylor
opens its first
international store
in Toronto, Canada.
2013
2013:  Ann Taylor
launches
international
shipping to 100+
countries
1998:  Ann Taylor LOFT
opens its first store
2009
2009:  Ann Taylor
LOFT changes
name to LOFT

CAGR 2009A - LTM Apr-15: 4.1%

ANN TAYLOR

Polished
Timeless
Comfortable
Professional
Basic
Sophisticated
Modern
Practical
Traditional
Feminine
Appropriate
Conservative
Confident
Classic

34

Ann Taylor Brand Overview
Ann Taylor is polished, modern feminine classics with an iconic style point of view for every aspect of her life
Customer Characterizations
Note: ANN fiscal year ends January. LTM period represents twelve months ended May 2, 2015.
Ann Taylor Brand Sales ($ in millions)
Comp %
(23.8) %
18.7%
5.2%
1.1%
1.1%
(2.2) %
N/A
Store Count
$771
$864
$908
$945
$960
$953
$944
2009A
2010A
2011A
2012A
2013A
2014A
LTM
Apr-15
291
266
280
275
268
245
242
92
92
99
101
108
116
118
383
358
379
376
376
361
360
2009A
2010A
2011A
2012A
2013A
2014A
LTM
Apr-15
Ann Taylor Stores
Ann Taylor Factory

CAGR 2009A - LTM Apr-15: 8.6%

LOFT

Versatile
Appropriate
Traditional
Relaxed
Fun
Practical
Timeless
Feminine
Comfortable
Professional
Polished
Sophisticated
Conservative
Classic
Modern

35

LOFT Brand Overview
LOFT offers modern, feminine and versatile clothing for a wide range of women
Customer Characterizations
Note: ANN fiscal year ends January. LTM period represents twelve months ended May 2, 2015.
(1)
LOFT Stores includes 5 standalone Lou & Grey stores in 2014 and 6 standalone Lou & Grey stores in LTM April 2015.
LOFT Brand Sales ($ in millions)
Comp %
(11.9) %
5.0%
8.0%
4.8%
3.0%
(1.7) %
N/A
Store Count
(1)
506
502
500
512
539
542
546
18
36
74
96
110
127
128
524
538
574
608
649
669
674
2009A
2010A
2011A
2012A
2013A
2014A
LTM
Apr-15
LOFT Stores
LOFT Outlet
$1,057
$1,117
$1,305
$1,430
$1,534
$1,581
$1,596
2009A
2010A
2011A
2012A
2013A
2014A
LTM
Apr-15

36

ANN services customers with a single, channel-agnostic view of inventory and customer-specific preferences
—
Omni-channel database centrally stores online and
offline transactions, offering visibility into client transactions across brands / channels
—
Robust inventory management engine with capability to order
in store and ship from another store, buy online and ship from a store, and buy anywhere and return anywhere
—
All Ann Taylor and LOFT stores now have endless aisle capability, which give customers seamless access to online inventory from the store
—
Enhanced mobile capability launched at both brands in the third quarter of fiscal 2014 drove ~50%
increase in mobile conversion rates
ANN’s dynamic analytical models allow for segmentations of client file highlighting paths to maximize ROI
—
Ability to track and prospect high-value customers and optimize marketing acquisition, cultivation, and retention programs
—
Ability to analyze clients’ propensity to purchase certain categories, quantify risk of editing categories, and surface assortment opportunities
—
Capabilities to assist with planning and advise on store openings, closing, and retention of omni-channel customers
Leading Omni-Channel Strategy with Best in Class
Customer Relationship Management
Omni-channel clients spend an average of
over 3x single channel clients
Greater
than
3x
Online

37

Strategic Initiatives
Ann Taylor:
–
Drive tops business by offering a more
balanced assortment across silhouettes,
color choices, and end use
–
Utilize test and chase strategies and
increase product pipeline speed to deliver
fashion newness and drive full price sell-
through
–
Enhance fit and versatility throughout the
assortment to address multiple wear
occasions
LOFT:
–
Drive dramatic growth in the tops category
by balancing mix of fabrication, increasing
the fashion component, and adding
diversity of style and silhouette
–
Engage clients across multiple channels to
increase brand awareness, traffic, and
retention
Increase Sales Productivity via Brand Initiatives
Improve Operating Margin
Continue to evolve inventory management
approach
Expand merchandise test and chase strategy
to increase quick response capabilities
Leverage best-in-class CRM and customer
insights to improve marketing and
merchandising effectiveness
Continue to expand and leverage leading
omni-channel capabilities
Optimize organizational cost structure
Continue to utilize low cost and scalable
shared services platform
Continue to optimize the real estate portfolio
for profitability

38

Revenue Growth by Brand
Comp
Sales
Growth
4.5%
(2.2) %
(13.4) %
(17.4) %
10.7%
6.8%
3.3%
2.3%
(1.9) %
N/A
Note: Reflects ANN’s fiscal year ended January. “Other” sales represents non-merchandise sales.
’12-’14 CAGR
5.1%
0.4%
Store
Count
869
929
935
907
896
953
984
1,025
1,030
1,034
3.3%
$913
$867
$689
$771
$864
$908
$945
$960
$953
$944
$1,146
$1,174
$1,088
$1,057
$1,117
$1,305
$1,430
$1,534
$1,581
$1,596
$ 284
$ 356
$ 417
$2,343
$2,397
$2,195
$1,829
$1,980
$2,212
$2,376
$2,493
$2,533
$2,541
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
LTM
Apr-15
Ann Taylor
LOFT
Other

39

Lou & Grey Strategic Overview
Lou & Grey offers a casual, effortless aesthetic,
combining comfort with style in a way that
resonates with how women are dressing today
Currently available in LOFT stores
–
Leverages LOFT’s existing and growing
customer base to promote the Lou & Grey
offerings
6 standalone stores open as of May 2, 2015
–
Opened first “proof-of-concept” store in
Westport, CT in April 2014
–
Locations include Boston, Chicago, Atlanta,
San Jose, Raleigh and Pasadena
–
Majority of clients are completely new to
ANN INC.
Curates the Lou & Grey assortment with third-
party merchandise, including jewelry, organic
beauty products, books and shoes from other
brands
Source: Andrea Brizzi Photography

Key Credit Highlights

41

Key Credit Highlights
1
Largest specialty apparel retailer focused exclusively on the female consumer
Strong, well-defined brand equity
Increased diversification provided by a growing portfolio of brands ascena operating model and acquisition experience mitigate integration risk
Recently completed capital investments have created best-in-class shared services platform and improved margins
Experienced management team
2
3
4
5
7
Strong free cash flow generation with a focus on deleveraging
6

Gap
L Brands
Pro Forma ascena
ascena
Abercrombie & Fitch
Urban Outfitters
American Eagle
Chico's
J. Crew
ANN
Express
Aeropostale
Lululemon
Children's Place
Buckle
Talbots
New York & Company
J. Jill
Bebe Stores
Christopher & Banks

42

Largest Specialty Apparel Retailer Focused Exclusively
on the Female Consumer
1
LTM Net Sales ($ in millions)
Third largest specialty retail brand and most diversified women’s apparel retail brand
Note: LTM Net Sales represents net sales as of latest public filing.
16,318
11,575
7,356
4,816
3,631
3,376
3,336
2,687
2,570
2,541
2,207
1,839
1,836
1,756
1,153
1,100
923
483
427
419
$ 0
$ 2,000
$ 4,000
$ 6,000
$ 8,000
$ 10,000
$ 12,000
$ 14,000
$ 16,000
$ 18,000

43

Increased Diversification Provided by a Growing
Portfolio of Brands
Combined company has seven core brands that cater to women of all sizes, ages and demographics
Six brands generate $1 billion or more in annual sales
2
LTM Apr-15 Revenue -
$7,356 million
LTM Apr-15 Store Count  -
4,952 total stores
LTM Apr-15 Operating Income
(1)
-
$304 million
(1)
Lane Bryant’s LTM April 2015 operating income  was $(14.1) million. ANN INC. does not report operating income separately for Ann Taylor and LOFT.
Ann Taylor
13%
LOFT
22%
Justice
18%
dressbarn
14%
Lane Bryant
15%
maurices
14%
Catherines
5%
Ann Taylor
7%
Loft
14%
Justice
20%
Lane Bryant
16%
maurices
19%
dressbarn
17%
Catherines
8%
Ann Taylor
LOFT
43%
+
Justice
7%
maurices
33%
dressbarn
9%
Catherines
9%

44

Increased Diversification Provided by a Growing
Portfolio of Brands
Last
twelve
quarters’
comparable
stores
growth
by
brand
(1)
Last
twelve
quarters’
consolidated
comparable
stores
growth
(1)
2
Volatility of comps is dampened by portfolio effect of brands
Note:
Weighted
average
comparable
sales
growth
calculated
using
ascena’s
quarterly
comparable
store
sales
and
ANN’s
quarterly
comparable
store
sales
weighted
by
total
revenue.
(1)
ANN’s quarterly comparable stores growth calendarized to ascena’s July fiscal year end.
0.9%
(1.3)%
3.6%
2.5%
1.6%
(1.9)%
(2.3)%
(2.8)%
0.9%
(1.3)%
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
Weighted Average Comparable Stores Growth
Trailing Twelve Month Average
(15)%
(10)%
(5)%
0%
5%
10%
15%
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
3.7%
4.1%
Ann Taylor
Loft
Justice
Lane Bryant
maurices
dressbarn
Catherines

ascena retail group inc.

LOFT

ANN TAYLOR

Justice

LANE BRYANT

maurices

dressbarn est.1962

CATHERINES

45

Strong, Well-Defined Brand Equity
3
Iconic specialty brand
serving the professional,
modern woman across
generations
Market share leader in
women’s specialty
apparel, focused on
casual, relaxed apparel
Mind share leader amongst
“tween” girls
Fashionable plus-size
apparel for the 25-45 year
old woman
Fashion destination
offering missy and plus-
sizes for 20-35 year old
women in small-
and mid-
sized markets
Career and casual
fashions in missy and
plus-sizes at great value
for the working woman
Classic career and everyday
fashion plus-size apparel for
45+ year old women
Highly desirable
brands each
resonating with its
target consumer

ascena retail group inc.
ANN TAYLOR
LOFT
Justice
LANE BRYANT
maurices
dressbarn
CATHERINES
ascena shared services group

46

ascena Operating Model and Acquisition
Experience Mitigate Integration Risk
4
Full leadership team, including president,
and heads of finance and HR
Ownership of supply chain and central IT
Runs all non-customer-facing back office
activities
Partners with brands on
development of strategic
plan and financial
architecture
Responsible for capital
allocation decisions
Full leadership teams, including president and heads of planning, merchandising, marketing, finance, stores, real estate, and HR
Responsible for all customer-facing activity, development of brand-specific financial architecture, and execution against seasonal earnings growth targets

ascena retail group inc.

maurices					
tweenbrands Justice					
CSI CHARMING SHOPPES, INC. LANE BRYANT CATHERINES					
ANN INC.

47

ascena Operating Model and Acquisition
Experience Mitigate Integration Risk
4
Target
Acquired
Date
Acquired
Equity
Purchase
Price
(1)
Revenue
Acquired
Revenue
Acquired as
% of ASNA
(2)
Current LTM
Revenue
January
2005
$329 million
$349 million
(LTM 11/04)
46%
$1,034
million
November
2009
$335 million
$996
million
(LTM 10/09)
65%
$1,321
million
June 2012
$1,028
million
$1,290 million
(Catherines +
Lane Bryant,
LTM 1/12)
42%
$1,433 million
(Catherines +
Lane Bryant)
2H
2015
$2,194 million
$2,541 million
53%
$2,541 million
Note: Current LTM as of April 2015.
(1)
Excludes the assumption of debt, includes cash acquired.
(2)
Percentage
based
on
LTM
ascena
revenue
at
time
of
transaction.
“We view ANN as an excellent strategic
fit with limited overlap and believe stated
~$150M of synergies (within 3 years
after closing), as well as significant year-
1 accretion, are achievable and may
prove conservative”
-SunTrust Research Report (May 2015)
“We believe new entity will combine best
of both retailers leveraging ANN's 1)
superior omni-channel offering, 2)
exposure to higher HHI & 3) fashion
leadership in women's specialty retail,
while leveraging ASNA's strength in 1)
shared services infrastructure & 2)
mgmt.'s detailed experience in M&A.
-Cowen Research Report (May 2015)
Favorable Third Party Response
to ANN Acquisition
“The deal makes ascena
one of the most
dominant players in women’s clothing.
Adding the stylish Ann Taylor to the
portfolio brings a deep customer base of
suburban working women…..[ascena] now
has a reach into key every-women
demographics”
-Time Magazine (June 2015)

48

Recently Completed Capital Investments Have Created
Best-in-Class Shared Services Platform and Improved
Margins
FY 13
FY 14
FY 15
FY 16
Etna Distribution Center
Greencastle Fulfillment Center
Oracle Point of Sale
Oracle Retail Merchandising System
Oracle Financials
World class productivity / largest North
American case automated storage and
retrieval system
Flexibility to adjust delivery frequency (daily
vs. weekly)
Highly scalable
Significant cost per unit savings
Next day fulfillment
Highly scalable
5
Total Capital Investment:  $135M
Annual Synergy:                  $50M
Cash-on-cash-IRR:                 32%
Total Capital Investment:    $55M
Annual Synergy:                  $15M
Cash-on-cash-IRR:                10%

Cost per Unit ($)
Justice
LANE BRYANT
maurices
dressbarn
CATHERINES

Cost per Unit ($)
Justice
LANE BRYANT
maurices
dressbarn
CATHERINES

5
Multiple
DC
Footprint
($
/
unit)
–
Pre-Etna
Etna –
All Brands
Current State
Third Party Fulfillment Rates ($ / unit)
–
Pre-Greencastle
Internal Fulfillment
–
All Brands
Target Rate
Etna Distribution Center is Delivering World Class Productivity to All Brands
Greencastle Fulfillment Center is Expected to Deliver Significant Productivity Gains
Recently Completed Capital Investments Have Created
Best-in-Class Shared Services Platform and Improved
Margins
Note: Includes transportation / shipping costs.
$0.18
$0.38
$0.27
$0.31
$0.37
$0.20
$0.00
$0.10
$0.20
$0.30
$0.40
Savings
per
Unit
$0.07
Pre-transition
avg. $0.27
$2.56
$2.46
$3.99
$3.25
$2.74
$1.69
$0.00
$1.00
$2.00
$3.00
$4.00
Savings
per
Unit
$1.09
Pre-transition
avg. $2.78

Strong Free Cash Flow Generation with a Focus
on Deleveraging
6
Bridge from Pro Forma LTM Apr 2015 Adjusted EBITDA to FCF
~40% Free Cash Flow Conversion
Management is focused on deleveraging and ultimately targets a debt free balance sheet
–
No historical or planned dividend payouts or share repurchases
$359
$402
$250
$260
$100
$235
$896
$91
$96
Adjusted EBITDA
Normalized Capital
Expenditures
Pro Forma
Cash Interest Expense
Pro Forma
Cash Taxes
(38% tax rate)
Pro Forma
Free Cash Flow
ascena
ANN
Total Cost Opportunities
~19% of
Funded
Note: Excludes changes in working capital which are estimated to be nominal. Approximately $50 million of pro forma free cash flow is in foreign jurisdictions and would require approximately $10 million of incremental tax for repatriation. LTM ascena Adjusted EBITDA based on period ended April 25, 2015 and LTM ANN Adjusted EBITDA based on period ended May 2, 2015. Please see Adjusted
EBITDA reconciliation on page 57.

51

7
Experienced Management Team
Senior Manager
Title
Years in Industry
Years with Company
Elliot S. Jaffe
Co-founder / Chairman of Board,
ascena
63
53
David Jaffe
President and CEO, ascena
30
23
John Sullivan
President
and
COO,
ascena
Shared
Services Group
33
4
Robb Giammatteo
CFO, ascena
15
2
Heather Plutino
Treasurer, ascena
19
8
Kay Krill
President and CEO, ANN INC.
38
21
Gary Muto
President, ANN INC. Brands
34
7
Michael Nicholson
COO / CFO, ANN INC.
15
8
Brian Lynch
President and CEO, Justice
36
1
Linda Heasley
President
and CEO, Lane Bryant
22
3
George Goldfarb
President,
maurices
30
30
Jeff Gerstel
President,
dressbarn
23
9
Brett Schneider
Co-leader and CFO, Catherines
19
19
Joan Munnelly
Co-leader and CMO, Catherines
40
5

Historical Financials

Combined Historical Financials
July Fiscal Year End
Revenue
Gross Margin
(1)
Capital Expenditures
(3)
Adjusted EBITDA
(2)
%
margin
55.7%
55.6%
54.9%
54.8%
54.6%
53.9%
%
margin
11.5%
12.5%
12.3%
10.7%
9.7%
9.0%
(1)
Gross
margin
represents
each
standalone
company’s
definition
of
gross
margin.
ascena’s
gross
margin
reflects
non-GAAP
gross
margin.
(2)
Please see Adjusted EBITDA reconciliation on page 57.
(3)
ascena
LTM April 2015 capital expenditures exclude approximately $21 million of accrual adjustments.
Note: Each year shown as FYE July with ANN financials calendarized for July year end. LTM ascena based on period ended April 25, 2015 and LTM ANN based on period ended May 2, 2015.
$2,375
$2,914
$3,353
$4,715
$4,791
$4,816
$1,891
$2,102
$2,286
$2,433
$2,520
$2,541
$4,266
$5,016
$5,639
$7,148
$7,311
$7,356
2010
2011
2012
2013
2014
LTM Apr-15
$1,315
$1,628
$1,847
$2,597
$2,660
$2,680
$1,060
$1,162
$1,251
$1,322
$1,328
$1,288
$2,375
$2,790
$3,099
$3,920
$3,988
$3,969
2010
2011
2012
2013
2014
LTM Apr-15
$65
$102
$150
$291
$478
$322
$31
$104
$117
$148
$137
$100
$96
$206
$267
$439
$614
$422
2010
2011
2012
2013
2014
LTM Apr-15
$297
$392
$439
$496
$438
$402
$193
$237
$254
$266
$268
$260
$490
$629
$693
$761
$707
$661
2010
2011
2012
2013
2014
LTM Apr-15
ascena
ANN

54

Historical Capital Expenditures Breakdown
ascena’s
significant transformational capital expenditures from 2013 to LTM 2015 developed capability in shared services, which will facilitate absorption of ANN volume into the supply chain
Ongoing pro forma capital expenditures are approximately $350 million, including stores-related spend, IT
and
corporate;
roughly
75%
of
capital
expenditures
will
support
the
store
fleet
(1)
(1)
Excludes capital expenditures related to the integration of the ANN acquisition, which are anticipated to be $35-40 million.
(2)
ascena
LTM April 2015 capital expenditures exclude approximately $21 million of accrual adjustments.
Note: Each year shown as FYE July with ANN financials calendarized for July year end. LTM ascena based on period ended April 25, 2015 and LTM ANN based on period ended May 2, 2015.
FY 2013
FY 2014
LTM Apr-15 ²
ascena Capital Expenditures:
  Stores
$
167
$
220
$
188
  IT
18
30
7
Total Brands Capital Expenditures
$
185
$
250
$
195
Corporate IT Capital Expenditures
$
10
$
21
$
13
  IT
$
20
$
35
$
41
  DC
51
63
21
  dressbarn and ascena Corporate Offices in Mahwah, NJ
20
48
2
  Shared Services Offices in Etna, OH
-
20
4
  AGS Sourcing Offices in Hong Kong
-
15
1
  maurices Corporate Offices in Duluth, MN
-
10
17
Total Transformational Capital Expenditures
$
91
$
191
$
86
E-commerce Project Capital Expenditures
$
0
$
0
$
28
Other Capital Expenditures
$
5
$
16
$
0
Total ascena Capital Expenditures
$
291
$
478
$
322
ANN Capital Expenditures:
Total ANN Capital Expenditures
$
148
$
137
$
100
Total Pro Forma Capital Expenditures
$
439
$
614
$
422

Public Q&A

Appendix

57

Adjusted EBITDA Reconciliation
2010
2011
2012
2013
2014
LTM Apr-15
ANN Reported Operating Income
$
73
$
139
$
156
$
162
$
140
$
125
(+) D&A
100
94
93
103
111
110
Reported EBITDA
$
172
$
233
$
249
$
266
$
251
$
235
(+) Pre-tax restructuring charge
5

5

6

-

17

6

(+) Pre-tax charge associated with closure of stores
-

-

-

-

-

5

(+) Asset impairment charge
15

-

-

-

-

-

(+) Incremental air freight costs in response to west coast port situation
-

-

-

-

-

13

ANN Adjusted EBITDA
$
193
$
237
$
254
$
266
$
268
$
260
2010
2011
2012
2013
2014
LTM Apr-15 ¹
ascena Reported Operating Income
$
218
$
290
$
293
$
265
$
211
$
140
(+) D&A
72
90
107
176
194
212
Reported EBITDA
$
289
$
380
$
400
$
441
$
404
$
352
(+) Non-recurring inventory purchase accounting adjustments
-

-

14

20

-

-

(+) Acquisition-related, integration & restructuring costs
7

12

25

35

34

28

(+) Impairment of intangible assets
-

-

-

-

-

13

(+) Incremental air freight costs in response to west coast port situation
-

-

-

-

-

7

(+) One-time costs related to the scheduled closure of Brothers
-

-

-

-

-

2

ascena Adjusted EBITDA
$
297
$
392
$
439
$
496
$
438
$
402
Pro Forma Adjusted EBITDA
$
490
$
629
$
693
$
761
$
707
$
661
Pro Forma ANN Transaction Synergies
150

ANN Identified Cost Savings
85

Pro Forma Adjusted EBITDA (including total cost opportunities)
$
896
(1)
Historical ascena
SEC filings did not include adjustments for impairment of intangible assets or incremental air freight costs.
Note:
Each
year
shown
as
FYE
July
with
ANN
financials
calendarized
for
July
year
end.
LTM
ascena
based
on
period
ended
April
25,
2015
and
LTM
ANN
based
on
period
ended
May
2,
2015.